Farm to Coast Collective, PBC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Exchange Bank Checking	70.00
Exchange Bank Savings	500.07
RCU Checking	5,249.62
RCU Savings #1	75.00
Total Bank Accounts	**$5,894.69**
Accounts Receivable	
Accounts Receivable (A/R)	950.00
Total Accounts Receivable	**$950.00**
Other Current Assets	
Petty Cash	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$6,844.69**
Other Assets	
Security Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$6,844.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	641,015.51
Total Accounts Payable	**$641,015.51**
Other Current Liabilities	
Intercompany Transfer	0.00
Due To/From 119 South Main Street LLC	-19,468.33
Due To/From Farm to Coast Provisions	12,593.33
Due To/From The Beale Group	7,909.32
Due To/From Thrive Construction	17,096.35
Total Intercompany Transfer	**18,130.67**
Refundable Fee - CoWork	1,950.00
Total Other Current Liabilities	**$20,080.67**
Total Current Liabilities	**$661,096.18**
Total Liabilities	**$661,096.18**

Farm to Coast Collective, PBC

Balance Sheet
As of December 31, 2022

	TOTAL
Equity	
Equity Crowdfunding Campaign	127,835.00
Members Equity	-624,318.68
Stock	60.00
Net Income	-157,827.81
Total Equity	**$ -654,251.49**
TOTAL LIABILITIES AND EQUITY	**$6,844.69**